Exhibit 99.1

ASX ANNOUNCEMENT

February 16, 2012

Genetic Technologies receives CLIA Certificate of Compliance from Centers for Medicare and MedicAid Services, USA

BREVAGen™ to enter Key Markets of California and Florida

Melbourne, Australia; February 16, 2012: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce that it has received the Certificate of Compliance for its Australian laboratory under the U.S. Clinical Laboratories Improvements Amendments (CLIA) regulations as administered by the Centers for Medicare and Medicaid Services (CMS).  The Certificate of Compliance follows the successful survey conducted by CMS inspectors of the Company’s Melbourne laboratory in November, 2011.  Genetic Technologies’ Melbourne laboratory is the only laboratory in the Southern Hemisphere with a CLIA Certificate of Compliance.

Genetic Technologies received CLIA registration for the Melbourne laboratory in April 2011, enabling BREVAGen™ to enter the 42 U.S. states which do not require additional “out of state licensure” (see ASX announcement dated 27 April, 2011).  However, initial registration did not enable entry into the two key markets of California and Florida which, on a population basis alone, represent a significant percentage of the U.S. breast cancer market.  The Certificate of Compliance marks a key milestone in clearing the path to market BREVAGen™ into the eight remaining U.S. states: California, Florida, Maryland, Nevada, New York, Pennsylvania, Rhode Island, and Tennessee.

“We are very pleased to receive the Certificate of Compliance for the Melbourne laboratory from the CMS,” said Dr. Paul MacLeman, Genetic Technologies’ Chief Executive Officer.   “The certificate is an essential component of our business strategy, and we are particularly excited to enter Florida and California as these large markets will enable us to potentially improve clinical outcomes for large populations of women who are at risk of developing breast cancer,” concluded Dr. MacLeman.

Launch preparations for BREVAGen’s™ market entry in California and Florida are now underway with the Company’s wholly-owned U.S. subsidiary, Phenogen Sciences Inc. currently in the process of finalizing sales logistics in these regions.  The next significant launch milestone for BREVAGen™ will be to enter New York State, which will require a submission under the Clinical Laboratory Evaluation Program (CLEP) to the New York State Department of Health.  The Company is now commencing this process and will update the Market on progress, as appropriate.

The Company’s Australian laboratory is already NATA/RCPA accredited to European ISO standards and thus is now able to service patients in all target markets globally.

ENDS

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul D R MacLeman	Rudi Michelson (Australia)	Laura Landry (USA)
Chief Executive Officer	Monsoon Communications	BluePrint Life Science Group

Genetic Technologies Limited	(03) 9620 3333	+1 (415) 375.3340 Ext. 2022
Phone: +61 3 8412 7000

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s DNA to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer. The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer. The BREVAGen™ test may be especially useful for women predisposed to hormone dependant breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and  of 1995. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040